Exhibit 99.1

URANIUM ROYALTY CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED OCTOBER 31, 2022

Uranium Royalty Corp.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

	Notes	As at October 31, 2022	As at April 30, 2022
		($)	($)
Assets
Current Assets
Cash	3	4,529	4,385
Restricted cash	3	110	697
Short-term investments	4	54,520	51,787
Inventories	5	82,542	75,030
Prepaids and other receivables		277	2,131
Total Current Assets		141,978	134,030

Non-current Assets
Right-of-use asset		108	120
Royalties and royalty options	6	44,906	44,023
Total Non-current Assets		45,014	44,143

Total Assets		186,992	178,173

Liabilities
Current Liabilities
Accounts payable and accrued liabilities		637	469
Margin loan payable	8	16,213	—
Current portion of lease liability		20	17
Total Current Liabilities		16,870	486

Non-current Liabilities
Government loan payable	7	40	40
Margin loan payable	8	—	12,908
Non-current portion of lease liability		92	103
Total Non-current Liabilities		132	13,051

Total Liabilities		17,002	13,537
Shareholders' Equity
Issued Capital	9	159,873	152,444
Reserves		6,223	5,488
Accumulated deficit		(16,858)	(12,143)
Accumulated other comprehensive income		20,752	18,847
Total Shareholders' Equity		169,990	164,636
		186,992	178,173

Commitments (Note 13)

Subsequent events (Note 14)

Approved by the Board of Directors:

/s/ “Neil Gregson”
Neil Gregson Director

/s/ “Vina Patel”
Vina Patel Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Uranium Royalty Corp.
Condensed Interim Consolidated Statements of Loss and Comprehensive Income (Loss)
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

	Notes	For the three months ended October 31,		For the six months ended October 31,
		2022	2021	2022	2021
		($)	($)	($)	($)
Expenses
Depreciation		(6)	—	(12)	—
Consulting fees		(22)	(31)	(104)	(80)
Management and directors' fees		(145)	(107)	(272)	(250)
Salaries, wages and benefits		(91)	(30)	(164)	(88)
Uranium storage fee		(164)	(25)	(283)	(45)
Investor communications and marketing expenses		(289)	(458)	(375)	(524)
Office and technology expenses		(128)	(18)	(179)	(44)
Transfer agent and regulatory fees		(198)	(137)	(338)	(272)
Insurance fees		(123)	(129)	(242)	(249)
Professional fees		(425)	(290)	(588)	(539)
Share-based compensation		(269)	(378)	(737)	(903)
Operating loss		(1,860)	(1,603)	(3,294)	(2,994)

Other items
Interest expense		(429)	(157)	(820)	(299)
Interest income		10	15	10	36
Gain on sale of marketable securities		—	126	—	126
Net foreign exchange gain (loss)		(835)	3	(764)	(103)
Loss before taxes		(3,114)	(1,616)	(4,868)	(3,234)
Deferred income tax recovery		848	1,026	153	1,580
Net loss for the period		(2,266)	(590)	(4,715)	(1,654)

Other comprehensive income (loss)
Items that will not subsequently be re-classified to net income:
Unrealized gain on revaluation of short-term investments	4	6,325	7,599	1,174	11,703
Deferred income tax expense on short-term investments	4	(848)	(1,026)	(153)	(1,580)
Item that may subsequently be re-classified to net income:
Foreign currency translation differences		944	(88)	884	103
Total other comprehensive income for the period		6,421	6,485	1,905	10,226

Total comprehensive income (loss) for the period		4,155	5,895	(2,810)	8,572

Net loss per share, basic and diluted		(0.02)	(0.01)	(0.05)	(0.02)

Weighted average number of shares, outstanding, basic and diluted		97,200,448	85,524,529	96,633,493	83,432,021

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Uranium Royalty Corp.
Condensed Interim Consolidated Statements of Changes in Equity
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

	Notes	Number of Common Shares	Issued Capital ($)	Reserves ($)	Accumulated Deficit ($)	Accumulated Other Comprehensive Income ($)	Total ($)
Balance at April 30, 2021		74,604,531	72,985	6,352	(7,886)	4,185	75,636
Common shares issued upon exercise of warrants		6,676,285	14,938	(1,704)	—	—	13,234
Common shares issued upon exercise of options		42,500	205	(57)	—	—	148
Common shares issued to acquire royalties		970,017	4,113	—	—	—	4,113
Public offering:
Common shares issued for cash		6,100,000	25,010	—	—	—	25,010
Underwriters' fees and issuance costs		—	(1,646)	—	—	—	(1,646)
At-the-Market offering:
Common shares issued for cash		2,457,339	14,466	—	—	—	14,466
Agents' fees and issuance costs		—	(362)	—	—	—	(362)
Share-based compensation		—	—	903	—	—	903
Net loss for the period		—	—	—	(1,653)	—	(1,653)
Total other comprehensive loss		—	—	—	—	10,226	10,226
Balance at October 31, 2021		90,850,672	129,709	5,494	(9,539)	14,411	140,075
Common shares issued upon exercise of warrants		867,210	1,952	(218)	—	—	1,734
Common shares issued upon exercise of options		110,000	537	(153)	—	—	384
At-the-Market offering:
Common shares issued for cash		3,718,432	20,765	—	—	—	20,765
Agents' fees and issuance costs		—	(519)	—	—	—	(519)
Share-based compensation		—	—	365	—	—	365
Net loss for the period		—	—	—	(2,604)	—	(2,604)
Total other comprehensive income		—	—	—	—	4,436	4,436
Balance at April 30, 2022		95,546,314	152,444	5,488	(12,143)	18,847	164,636
Common shares issued upon exercise of warrants		6,000	14	(2)	—	—	12
At-the-Market offering:
Common shares issued for cash	9	2,066,319	7,606	—	—	—	7,606
Agents’ fees and issuance costs	9	—	(191)	—	—	—	(191)
Share-based compensation	9	—	—	737	—	—	737
Net loss for the period		—	—	—	(4,715)	—	(4,715)
Total other comprehensive income		—	—	—	—	1,905	1,905
Balance at October 31, 2022		97,618,633	159,873	6,223	(16,858)	20,752	169,990

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Uranium Royalty Corp.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

	For the six months ended October 31,
	2022	2021
	($)	($)
Operating activities
Net loss before tax for the period	(4,868)	(3,233)
Adjustments for:
Depreciation	12	—
Interest expense	820	299
Interest income	(10)	(36)
Gain on sale of marketable securities	—	(126)
Share-based compensation	737	903
Net foreign exchange loss	934	123
Net changes in non-cash working capital items:
Inventories	(7,512)	(27,059)
Prepaids and other receivables	1,973	(799)
Accounts payable and accrued liabilities	165	(155)
Cash used in operating activities	(7,749)	(30,083)

Investing activities
Investment in royalties and royalty options	—	(12,186)
Interest received	11	35
Investment in short-term investments	(1,559)	126
Restricted cash deposit	587	—
Cash generated from (used in) investing activities	(961)	(12,025)

Financing activities
Proceeds from public offering, net of underwriters’ fees and issuance costs	—	23,384
Proceeds from At-the-Market offering, net of agents’ fees and issuance costs	7,299	14,104
Proceeds from common shares issued upon exercise of options and warrants	12	12,313
Net proceeds from margin loan payable	2,179	6,067
Payments of lease liability	(13)	—
Interest and fees paid	(625)	(208)
Cash generated from financing activities	8,852	55,660

Effect of exchange rate changes on cash	2	2

Net increase in cash	144	13,554
Cash
Beginning of period	4,385	7,214
End of period	4,529	20,768

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Uranium Royalty Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

1. Corporate Information

Uranium Royalty Corp. (“URC” or “the Company”) is a company incorporated in Canada on April 21, 2017 and domiciled in Canada. URC is principally engaged in acquiring and assembling a portfolio of royalties, investing in companies with direct exposure to uranium, and holding of physical uranium. The registered office of the Company is located at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada. The principal address of the Company is located at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 2Y3, Canada.

The Company’s common shares and its common share purchase warrants, each of which is exercisable into one common share at an exercise price of $2.00 per share until December 6, 2024 (the “Listed Warrants”), are listed on the TSX Venture Exchange (the “TSX-V”) under the symbols “URC” and “URC.WT”, respectively. The Company’s common shares are listed on the NASDAQ Capital Market under the symbol “UROY”.

2. Basis of Preparation

2.1 Statement of compliance

The Company’s condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, applicable to the preparation of interim financial statements including International Accounting Standard 34 Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended April 30, 2022.

These condensed interim consolidated financial statements were authorized for issue by the Company’s board of directors on December 14, 2022.

2.2 Basis of presentation

The Company’s condensed interim consolidated financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. The Company’s condensed interim consolidated financial statements are presented in Canadian dollars (“$” or “dollars”) which is also the functional currency of URC. All values are rounded to the nearest thousand except where otherwise indicated.

The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s annual consolidated financial statements for the year ended April 30, 2022. The Company’s interim results are not necessarily indicative of its results for a full year.

2.3 Basis of consolidation

The condensed interim consolidated financial statements include the financial statements of Uranium Royalty Corp. and Uranium Royalty (USA) Corp., a wholly owned subsidiary of the Company. Subsidiaries are consolidated from the date the Company obtains control, and continue to be consolidated until the date that control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

All inter-company transactions, balances, income and expenses are eliminated through the consolidation process.

The accounts of Uranium Royalty (USA) Corp. are prepared for the same reporting period as the parent company, using consistent accounting policies. The functional currency of Uranium Royalty (USA) Corp. is the United States dollar. Foreign operations are translated into Canadian dollars using the period end exchange rate as to assets and liabilities and the average exchange rate as to income and expenses. All resulting exchange differences are recognized in other comprehensive income.

3. Cash and Restricted Cash

As at October 31, 2022, the Company held cash of $4,529 (April 30, 2022: $4,385). As at October 31, 2022, the Company held restricted cash at bank of $110 (2021: $55) as security for a corporate credit card. $642 restricted cash as at April 30, 2022 held by the bank as security for a foreign exchange facility was released during the six months ended October 31, 2022.

Uranium Royalty Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

4. Short-term Investments

	As at October 31, 2022	As at April 30, 2022
	($)	($)
Fair value, at the beginning of the period	51,787	30,045
Additions for the period/year	2,476	9,670
Disposals for the period/year	(917)	(4,170)
Fair value adjustment due to foreign exchange rate change for the period/year	(1,509)	(1,451)
Fair value adjustment due to share price change for the period/year	2,683	17,693
Fair value, at the end of the period/year	54,520	51,787

As at October 31, 2022, the fair value of investments held by the Company consists of Yellow Cake plc (“Yellow Cake”) $46,906 (April 30, 2022: $44,912), Queen's Road Capital Investment Ltd. (“QRC”) $5,758 (April 30, 2022: $6,875) and Sprott Physical Uranium Trust Fund (“Sprott”) $1,856 (April 30, 2022: Nil).

Pursuant to an agreement between Yellow Cake and the Company, Yellow Cake granted the Company an option to acquire at market between US$2.5 million and US$10 million of tri-uranium octoxide (“U3O8”) per year between January 1, 2019 and January 1, 2028, up to a maximum aggregate amount of US$31.25 million worth of U3O8. Yellow Cake has also agreed to inform the Company of any opportunities for royalties, streams or similar interests identified by Yellow Cake with respect to uranium and the Company has an irrevocable option to elect to acquire up to 50% of any such opportunity alongside Yellow Cake, in which case the parties shall work together in good faith to pursue any such opportunities jointly. Furthermore, the Company and Yellow Cake have agreed to, so far as it is commercially reasonable to do so, cooperate to identify potential opportunities to work together on other uranium related joint participation endeavors.

The ordinary shares of Yellow Cake, common shares of QRC and stock of Sprott are listed on the Alternative Investment Market of the London Stock Exchange, the TSX-V and the Toronto Stock Exchange, respectively. During the three and six months ended October 31, 2022, the Company recognized a change in fair value of short-term investments in an aggregate of $6,325 and $1,174 (2021: $7,599 and $11,703), and deferred income tax expense of $848 and $153 (2021: $1,026 and $1,580) in other comprehensive income, respectively.

The ordinary shares of Yellow Cake are pledged as a security for the margin loan (Note 8).

5. Inventories

As at October 31, 2022, the Company holds 1,548,068 pounds (April 30, 2022: 1,448,068 pounds) of U3O8 with a carrying value of $82,542 (April 30, 2022: $75,030).

6. Royalties and Royalty Options

	Royalties	Royalty Options	Total
	($)	($)	($)
Balance, as at April 30, 2021	25,452	125	25,577
Additions	16,247	143	16,390
Foreign currency translation	101	—	101
Balance, as at October 31, 2021	41,800	268	42,068
Additions	1,567	—	1,567
Foreign currency translation	513	—	513
Write-off	—	(125)	(125)
Balance, as at April 30, 2022	43,880	143	44,023
Foreign currency translation	883	—	883
Balance, as at October 31, 2022	44,763	143	44,906

Uranium Royalty Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

6. Royalties and Royalty Options (continued)

	As at October 31, 2022	As at April 30, 2022
	($)	($)
Anderson project	7,791	7,348
Church Rock project	796	751
Cigar Lake project	4,704	4,704
Dawn Lake project	143	143
Dewey-Burdock project	80	76
Lance project	1,790	1,688
Langer Heinrich project	2,822	2,822
McArthur River project	11,543	11,543
Michelin project	4,262	4,262
Reno Creek project	307	289
Roca Honda project	168	159
Roughrider project	5,923	5,923
Slick Rock project	3,093	2,916
Workman Creek project	1,484	1,399
	44,906	44,023

The Company’s royalties and royalty options are detailed below:

Anderson, Slick Rock and Workman Creek Projects

The Company holds a one percent (1%) net smelter return royalty for uranium on Anderson project, Slick Rock project, and Workman Creek project.

Langer Heinrich Project

The Company holds a production royalty of Australian $0.12 per kilogram of yellow cake produced from the Langer Heinrich uranium project in Namibia.

Church Rock, Dewey-Burdock and Roca Honda Projects

The Company holds a 4% net smelter return royalty on the Church Rock property, a 30% net proceeds royalty on a portion of the Dewey-Burdock property and a 4% gross revenues royalty on a portion of the Roca Honda property.

Lance Project

The Company holds a 4% gross revenues royalty on a portion of the Lance property and an additional 1% gross revenues royalty which covers the entirety of the current permitted project area.

Reno Creek Project

The Company holds a 0.5% net profit interest royalty on a portion of the Reno Creek property.

Roughrider Project

The Company holds a 1.97% net smelter return royalty on the Roughrider property.

Michelin Project

The Company holds a 2% gross revenues royalty on the Michelin property

Uranium Royalty Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

6. Royalties and Royalty Options (continued)

Cigar Lake, McArthur River and Dawn Lake Projects

The Company holds (i) a 1% gross overriding royalty on an approximate 9% share of uranium production derived from an approximate 30.195% ownership interest of Orano Canada Inc. (“Orano”) on the McArthur River Project located in Saskatchewan, Canada; (ii) a 10% to 20% sliding scale net profits interest (an “NPI”) royalty on a 3.75% share of overall uranium production, drawn from Orano's approximate 40.453% ownership interest in the Waterbury Lake / Cigar Lake Project (the “Waterbury Lake / Cigar Lake Project”) located in Saskatchewan, Canada; and (iii) an option to purchase the 20% NPI on a 7.5% share of overall uranium production from the project lands that comprise the early exploration stage Dawn Lake Project, which are adjacent to portions of the Waterbury Lake / Cigar Lake Project. For both the Waterbury Lake / Cigar Lake royalty and Dawn Lake royalty option, the royalty rate adjusts to 10% in the future upon production of 200 million pounds from the combined royalty lands of the Dawn Lake and Waterbury Lake / Cigar Lake Projects.

7. Government Loan Payable

On April 23, 2020, the Company received a loan of $40,000 through the Canadian Emergency Business Account Program (“CEBA Loan”), which provided financial relief for Canadian businesses during the COVID-19 pandemic. The CEBA Loan has a maturity date of December 31, 2023 and may be extended to December 31, 2025. The CEBA Loan is unsecured, non-revolving and non-interest bearing prior to December 31, 2023. The CEBA Loan is subject to an interest rate of 5% per annum during any extended term, and is repayable at any time without penalty. If at least 75% of the CEBA Loan is repaid prior to December 31, 2023, the remaining balance of the CEBA Loan will be forgiven.

8. Margin Loan Payable

On May 7, 2021, as amended on June 21, 2021 and December 13, 2021, the Company established a margin loan facility for a maximum amount of approximately $18,552 (US$15 million) (the “Facility”) with the Bank of Montreal. The margin loan is subject to an interest rate of 3-month USD LIBOR plus 5.50% per annum and the unutilized portion of the Facility is subject to a standby fee of 2.50% per annum. In addition, the Company paid a one-time facility fee equal to 1.25% of the Facility.

The Facility is secured by a pledge of all the shares of Yellow Cake held by the Company. The Facility matures on May 5, 2023, unless repaid earlier, and is subject to customary margin requirements and share price triggers. The Company may voluntarily repay the outstanding amount during the term of the Facility.

The following outlines the movement of the margin loan:

	US$'000	$
Draw-down	10,175	12,710
Less: transaction costs and fees	(239)	(295)
Interest expense	573	721
Interest paid	(462)	(582)
Unrealized foreign exchange loss	—	354
Balance, as at April 30, 2022	10,047	12,908
Draw-down	3,000	3,889
Less: principal payment	(1,324)	(1,710)
Interest expense	605	816
Interest paid	(468)	(625)
Unrealized foreign exchange loss	—	935
Balance, as at October 31, 2022	11,860	16,213

Uranium Royalty Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

9. Issued Capital

9.1 Common Shares

The authorized share capital of the Company is comprised of an unlimited number of common shares and an unlimited number of preferred shares issuable in series without par value.

At-the-Market Equity Program

On August 18, 2021, the Company entered into an equity distribution agreement (the “2021 Distribution Agreement”) with a syndicate of agents led by BMO Nesbitt Burns Inc., and including BMO Capital Markets Corp., H.C. Wainwright & Co. LLC, Canaccord Genuity Corp., Canaccord Genuity LLC, Paradigm Capital Inc., TD Securities Inc. and TD Securities (USA) LLC (collectively, the “Agents”), for an at-the-market equity program (the “ATM Program”).

The 2021 Distribution Agreement allows the Company to distribute up to US$40 million (or the equivalent in Canadian dollars) of common shares of the Company (the “ATM Shares”) under the ATM Program. The ATM Shares will be issued by the Company to the public from time to time, through the Agents, at the Company’s discretion. The ATM Shares sold under the ATM Program, if any, will be sold at the prevailing market price at the time of sale. The 2021 Distribution Agreement was terminated on September 1, 2022.

On September 1, 2022, the Company renewed its ATM Program that allows the Company to distribute up to US$40 million (or the equivalent in Canadian dollars) of ATM Shares to the public from time to time, through the Agents, at the Company’s discretion. The ATM Shares sold under the ATM Program, if any, will be sold at the prevailing market price at the time of sale. Sales of ATM Shares will be made pursuant to the terms of an equity distribution agreement dated September 1, 2022 (the “2022 Distribution Agreement”). Unless earlier terminated by the Company or the Agents as permitted therein, the 2022 Distribution Agreement will terminate upon the earlier of (a) the date that the aggregate gross sales proceeds of the ATM Shares sold under the ATM Program reaches the aggregate amount of US$40 million (or the equivalent in Canadian dollars); or (b) July 14, 2023.

During the six months ended October 31, 2022, the Company issued 2,066,319 common shares under the ATM Program for gross proceeds of $7,606, with aggregate commissions paid or payable to the Agents and other share issue costs of $191.

Trade Restrictions

As at October 31, 2022, 3,000,012 common shares issued pursuant to the subscription agreements at $0.10 per share were subject to a contractual hold period that expired on December 11, 2022.

Uranium Royalty Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

9. Issued Capital (continued)

9.2 Reserves

Common Share Purchase Warrants and Options

The following outlines the movements of the Company’s warrants and share options:

	Warrants	Share Options	Total
	($)	($)	($)
Balance, as at April 30, 2021	6,352	—	6,352
Common shares issued upon exercise of warrants	(311)	—	(311)
Share-based compensation	—	525	525
Balance, as at October 31, 2021	6,041	525	6,566
Common shares issued upon exercise of warrants	(1,611)	—	(1,611)
Common shares issued upon exercise of options	—	(210)	(210)
Share-based compensation	—	743	743
Balance, as at April 30, 2022	4,430	1,058	5,488
Common shares issued upon exercise of options	(2)	—	(2)
Share-based compensation	—	737	737
Balance, as at October 31, 2022	4,428	1,795	6,223

During the six months ended October 31, 2022, 6,000 warrants were exercised at a gross proceeds of $12. 17,578,842 warrants were outstanding as at October 31, 2022.

As at October 31, 2022, there are 17,483,254 Listed Warrants at an exercise price of $2.00 per share (Note 1), and 95,588 unlisted common share purchase warrants (the “Unlisted Warrants”). The Unlisted Warrants are exercisable into one common share at an exercise price of $1.40 per share until December 6, 2024.

Share Options

The following outlines movements of the Company’s share options:

	Number of options	Weighted Average Exercise Price ($)
Balance at April 30, 2022	755,000	3.62
Granted	500,750	3.29
Forfeited	(12,500)	3.71
Balance at October 31, 2022	1,243,250	3.50

On May 13, 2022, the Company granted 343,750 share options to certain directors, officers, employees and consultants of the Company.
These options have an exercise price of $3.31 per share and are valid for a period of five years. The options will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 6, 12 and 18 months thereafter. In addition, the Company granted share options to purchase 100,000 common shares to a contractor. Such options have an exercise price of $3.31 per share and are valid for a period of two years. The options vest incrementally over a 12-month period.

On June 20, 2022 and July 7, 2022, the Company granted 25,000 and 25,000 share options, each at an exercise price of $3.26 per share and $2.88 per share, respectively, to its employees. The options are valid for a period of five years and will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 6, 12 and 18 months thereafter.

On September 9, 2022 and October 24, 2022, the Company granted 2,000 and 5,000 share options, each at an exercise price of $4.20 per share and $3.15 per share, respectively, to its employees. The options are valid for a period of five years and will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 6, 12 and 18 months thereafter.

Uranium Royalty Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

9. Issued Capital (continued)

9.2 Reserves (continued)

The weighted average fair value of the share options granted was $1.72 per share and it was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-free interest rate	2.75%
Expected life (years)	3.60
Expected volatility	70.42%
Expected dividend yield	0.00%
Estimated forfeiture rate	4.63%

As there is insufficient trading history of the Company’s common shares prior to the date of grant, the expected volatility is based on the historical share price volatility of a group of comparable companies in the sector in which the Company operates over a period similar to the expected life of the share options.

A summary of share options outstanding and exercisable at October 31, 2022, are as follows:

	Options Outstanding			Options Exercisable
Exercise Price ($)	Number of Options Outstanding	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)	Number of Options Exercisable	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)
5.46	40,000	5.46	3.88	32,962	5.46	3.88
4.93	5,000	4.93	4.21	2,500	4.93	4.21
4.20	2,000	4.20	4.86	500	4.20	4.86
4.10	50,000	4.10	3.58	37,500	4.10	3.58
3.49	655,000	3.49	3.58	656,250	3.49	3.58
3.31	100,000	3.31	1.53	25,000	3.31	1.53
3.31	336,250	3.31	4.53	85,936	3.31	4.53
3.26	25,000	3.26	4.64	6,250	3.26	4.64
3.15	5,000	3.15	4.98	1,250	3.15	4.98
2.88	25,000	2.88	4.68	6,250	2.88	4.68
	1,243,250	$3.50	3.74	854,398	$3.57	3.65

The amount of share-based compensation expense recognized during the three and six months ended October 31, 2022, was $269 (2021: $378)) and $737 (2021: $903), respectively.

10. Financial Instruments

At October 31, 2022, the Company’s financial assets include cash, restricted cash and short-term investments. The Company’s financial liabilities include accounts payable and accrued liabilities, government loan payable, margin loan payable and lease liability. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

•
Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
•
Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
•
Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company’s cash, restricted cash, accounts payable and accrued liabilities and government loan payable approximate fair value due to their short terms to settlement.

Uranium Royalty Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

10. Financial Instruments (continued)

The Company’s margin loan payable and lease liability are measured at amortized cost and classified as level 2 within the fair value hierarchy. The fair value of the margin loan payable and lease liability approximate their carrying values as their interest rates are comparable to current market rate risks. The fair value of short-term investments is determined by obtaining the quoted market price of the short-term investment and multiplying it by the foreign exchange rate, if applicable, and the quantity of shares held by the Company.

10.1 Financial risk management objectives and policies

The financial risk arising from the Company’s operations are credit risk, liquidity risk, commodity price risk, interest rate risk, currency risk and other price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

10.2 Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company’s bank balances. The Company mitigates credit risk associated with its bank balance by holding cash and restricted cash with large, reputable financial institutions. The Company's maximum exposure to credit risk is equivalent to the carrying value of its cash and restricted cash balance.

10.3 Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The Company believes that, taking into account its current cash reserves and other liquid assets, it has sufficient working capital for its present obligations for at least the next twelve months commencing from October 31, 2022. The Company’s working capital (current assets less current liabilities) as at October 31, 2022 was $125,108. The Company’s accounts payable and accrued liabilities, current portion of the lease liability and margin loan payable are expected to be realized or settled within a one-year period.

10.4 Interest rate risk

The Company’s exposure to interest rate risk arises from the impact of interest rates on its cash and margin loan payable, which bear interest at fixed or variable rates. The interest rate risk on the Company’s cash balance is minimal. The Company’s margin loan payable bears a floating interest rate and an increase (decrease) of 10 basis point in 3-month USD LIBOR would not have a significant impact on the net loss for the six months ended October 31, 2022. The Company's lease liability is determined using the interest rate implicit in the lease and an increase (decrease) of 10 basis point would not have a significant impact on the net loss for the six months ended October 31, 2022.

Uranium Royalty Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

10. Financial Instruments (continued)

10.5 Currency risk

Financial instruments that impact the Company’s net loss or other comprehensive income due to currency fluctuations include short-term investments denominated in UK pounds sterling and cash and margin loan payable denominated in U.S. dollars. The impact of a Canadian dollar change against UK pounds sterling on short-term investments by 10% at October 31, 2022 would have an impact, net of tax, of approximately $4,057 on other comprehensive income. The impact of a Canadian dollar change against U.S. dollars on cash by 10% would have an impact of approximately $324 on net loss. The impact of a Canadian dollar change against the U.S. dollars on the margin loan by 10% would have an impact of approximately $1,402 on net loss for the six months ended October 31, 2022.

10.6 Other price risk

The Company is exposed to equity price risk as a result of investing in companies in the resource sector. The Company does not actively trade these investments. The equity prices of these investments are impacted by various underlying factors including commodity prices. Based on the Company’s short-term investments held as at October 31, 2022, a 10% change in the equity prices of these investments would have an impact, net of tax, of approximately $4,057 on other comprehensive income.

11. Related Party Transactions

11.1 Related Party Transactions

Related party transactions are based on the amounts agreed to by the parties. During the three and six months ended October 31, 2022 and 2021, the Company did not enter into any material contracts or undertake any material commitment or obligation with any related parties.

11.2 Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity. The remuneration of directors and key management for the three and six months ended October 31, 2022 and 2021, comprised of:

	For the three months ended October 31,		For the six months ended October 31,
	2022	2021	2022	2021
	($)	($)	($)	($)
Management salaries	94	60	175	158
Directors’ fees	51	47	97	92
Share-based compensation	144	162	409	386
Total	289	269	681	636

12. Operating Segments

The Company conducts its business as a single operating segment, being the acquiring and assembling a portfolio of royalties, investing in companies with direct exposure to uranium and holding of physical uranium. Except for the short-term investments in Yellow Cake which is listed on the London Stock Exchange in the United Kingdom, the royalties on uranium projects located in the United States and Namibia, substantially all of the Company’s assets and liabilities are held within Canada.

13. Commitments

On November 17, 2021, the Company entered into agreements with CGN Global Uranium Ltd (“CGN”), pursuant to which the Company agreed to purchase an aggregate 500,000 pounds of physical uranium at a weighted average price of US$47.71 per pound for a total of $32,500. CGN will deliver 300,000 pounds of physical uranium on October 20, 2023, 100,000 pounds of physical uranium on June 14, 2024, and 100,000 pounds of physical uranium on April 2, 2025.

Uranium Royalty Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

14. Subsequent Events

Other than as disclosed elsewhere in these condensed interim consolidated financial statements, the following material events occurred subsequent to October 31, 2022.

On November 17, 2022, the Company’s wholly owned subsidiary entered into an agreement with Anfield Energy Inc. to acquire a portfolio of royalties comprising of a 2% gross value royalty on portions of the San Rafael Project, located in Utah, USA, a 2% to 4% sliding scale gross value royalty on portions of the Whirlwind Project, located in Colorado and Utah, USA, a 1% gross value royalty (applicable to uranium and vanadium sales) on portions of the Energy Queen project, located in Utah, USA, and a 2% to 4% sliding scale royalty on portions of the Dewey Burdock Project located in South Dakota, USA. The consideration payable at closing is US$1.5 million in cash. The closing of the transaction is subject to customary conditions which have not been completed as of December 14, 2022.

Subsequent to October 31, 2022, the Company distributed a further 1,897,802 ATM Shares under the ATM Program existing at such time through the facilities of the TSX-V and NASDAQ for gross proceeds of approximately $6,776, of which approximately $1,448 (representing net proceeds of $1,412) at an average selling price of $3.57 per Common Share was raised in Canadian dollars through the TSX-V, and $5,328 (US$4.0 million) (representing net proceeds of $5,194 (US$3.9 million)) at an average selling price of US$2.66 per Common Share was raised in United States dollars through the NASDAQ. The Agents were paid aggregate commissions on such sales of approximately $36 and US$0.1 million (representing 2.50% of the gross proceeds of the ATM Shares sold).